Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Calidi Biotherapeutics, Inc. on Forms S-3 (File Nos. 333-282456 and 333-284229) and on Form S-8 (File No. 333-282455) of our report dated March 31, 2025, which includes an explanatory paragraph as to the ability of Calidi Biotherapeutics, Inc. to continue as a going concern, with respect to our audits of the consolidated financial statements of Calidi Biotherapeutics, Inc. as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, which report is included in this Annual Report on Form 10-K of Calidi Biotherapeutics, Inc. for the year ended December 31, 2024.

/s/ Marcum llp

Marcum llp

Costa Mesa, CA

March 31, 2025